SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof
AMENDMENT NO. 4
to
ANNUAL REPORT
of
KfW
(Name of Registrant)
Date of end of last fiscal year: December 31, 2006
SECURITIES REGISTERED
(As of the close of the fiscal year)*

TITLE OF ISSUE	AMOUNT AS TO WHICH REGISTRATION IS EFFECTIVE	NAMES OF EXCHANGES ON WHICH REGISTERED
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.
Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:
KRYSTIAN CZERNIECKI
Sullivan & Cromwell LLP
Neue Mainzer Strasse 52
60311 Frankfurt am Main, Germany

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2006, as subsequently amended, as follows:
–	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 3 hereof to the “Presentation of Financial and Other Information” section,

–	Exhibit (d) is hereby amended by adding the text under the caption “Exchange Rate Information” on page 3 hereof to the “Exchange Rate Information” section,

–	Exhibit (d) is hereby amended by adding the text under the caption “KfW’s Results for the Nine Months Ended September 30, 2007” on pages 4-6 hereof to the “Recent Developments—KfW” section,

–	Exhibit (d) is hereby amended by adding the text under the caption “Other Recent Developments—IKB” on page 6 hereof to the “Recent Developments—KfW—Other Recent Developments—Support of IKB” section, and

–	Exhibit (d) is hereby amended by replacing the “Recent Developments—The Federal Republic of Germany” section with the text on pages 7-9 hereof.
This report is intended to be incorporated by reference into KfW’s prospectus dated April 9, 2007 and any future prospectus filed by KfW with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
     On November 20, 2007, the noon buying rate for cable transfers in New York City payable in euro was EUR 0.6763 per U.S. dollar ($1.4787 per euro).
EXCHANGE RATE INFORMATION
     We file reports with the Securities and Exchange Commission giving financial and economic data expressed in euro.
     The following table shows noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for the period indicated, as reported by the Federal Reserve Bank of New York.

	Period
	End	Average (1)	High	Low
Quarter ended September 30, 2007	1.4219	1.3857	1.4219	1.3402

(1)	The average of the noon buying rates on the last business day of each month during the relevant period.
     The following table shows the high and low noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for each month from May 2007 through October 2007, as reported by the Federal Reserve Bank of New York.

2007	High	Low
May	1.3616	1.3453
June	1.3526	1.3295
July	1.3831	1.3592
August	1.3808	1.3402
September	1.4219	1.3606
October	1.4468	1.4128
     No representation is made that the euro or U.S. dollar amounts referred to herein or referred to in the documents which incorporate this information by reference could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

RECENT DEVELOPMENTS

KFW
KfW’s Results for the Nine Months Ended September 30, 2007
     The following information is based on unaudited financial information prepared in accordance with generally accepted accounting principles in Germany (“German GAAP”). This information is not necessarily indicative of the figures of KfW Bankengruppe for the full year ending December 31, 2007. KfW will prepare its consolidated financial statements for the full year ending December 31, 2007 in accordance with International Financial Reporting Standards, as endorsed by the European Union (“IFRS”).
     As of September 30, 2007, the group’s total assets increased by 6.5%, or EUR 23.5 billion, to EUR 383.1 billion, compared to EUR 359.6 billion as of December 31, 2006. The group’s income from current operations before risk provisions and valuations decreased by EUR 50.6 million to EUR 972.5 million for the first nine months of 2007, compared to EUR 1,023.1 million for the first nine months of 2006.
Commitments
     The following table sets forth a breakdown by category of KfW’s commitments for loans, grants and guarantees during the first nine months of 2007 as compared to the first nine months of 2006.

	Nine months
	ended September 30,
	2006	2007
	(EUR in billions)
Commitments (1)
Investment finance in the Federal Republic and elsewhere in Europe	39.7	47.3
KfW Mittelstandsbank (KfW SME Bank)	12.5	15.8
of which:
Loans	9.3	9.9
Guarantees and securitizations (2)	3.2	5.9
KfW Förderbank (KfW Promotional Bank)	27.2	31.6
of which:
Loans	22.4	27.0
Securitization commitments (3)	4.7	4.6
KfW IPEX-Bank	10.3	10.9
KfW Entwicklungsbank (KfW Development Bank)	1.3	1.3

Total	51.2	59.5

(1)	Commitments represent the volume of funds committed for loans and other business transactions in the relevant year, including amounts to be disbursed in future years, and do not include amounts disbursed in the relevant year pursuant to commitments made in prior years. Discrepancies in the totals are due to rounding.

(2)	Includes transactions under the PROMISE program and its variations, guarantees and the ABS SME Portfolio. Guarantees amounted to EUR 14.7 million in the first nine months of 2007 and EUR 21.8 million in the first nine months of 2006. New commitments in connection with the ABS SME portfolio amounted to EUR 429.8 million as of September 30, 2007 and EUR 656.7 million as of September 30, 2006. First loss pieces retained by the originating banks amounted to EUR 2.4 million for the first nine months of 2007, while no first loss pieces were retained in the first nine months of 2006.

(3)	Includes transactions under the PROVIDE program and its variations. First loss pieces retained by the originating banks amounted to EUR 14.0 million in the first nine months of 2007 compared to EUR 43.9 million in the first nine months of 2006.
     The development of KfW’s commitments in investment finance in the Federal Republic and elsewhere in Europe during the third quarter of 2007 generally continued the trends of the first half of the year.
     Commitments by KfW Mittelstandsbank increased by EUR 3.3 billion to EUR 15.8 billion in the first nine months of 2007 compared to the same period in 2006. This increase was mainly due to an increase in the total volume of securitization transactions to EUR 5.4 billion, which was EUR 2.8 billion higher than the total volume of securitization transactions in the first nine months of 2006. Also contributing to this increase was strong demand for KfW Mittelstandsbank’s most important loan program, the Unternehmerkredit (Entrepreneurial Loan). Commitments under the Unternehmerkredit program increased by EUR 2.2 billion from EUR 4.7 billion in the first nine months of 2006 to EUR 6.9 billion in the first nine months of 2007, reflecting high levels of investment activity by German SMEs and the robust German economy. The increase in the volume of commitments under KfW Mittelstandsbank’s SME loan programs was partially offset by a decrease in the volume of commitments in its mezzanine programs, which declined by EUR 0.7 billion from EUR 1.7 billion in the first nine months of 2006 to EUR 1.0 billion in the first nine months of 2007. Commitments for financings under KfW’s equity participation programs amounted to EUR 0.3 billion for the first nine months of 2007 compared to EUR 0.2 billion for the first nine months of 2006. In the first three months since the launch of KfW Mittelstandsbank’s offer to on-lending banks under its Unternehmerkredit program of a partial (50%) exemption from liability in July 2007, the volume of new commitments benefiting from this offer amounted to EUR 54 million, which was in line with expectations.
     The volume of commitments under the loan programs of KfW Förderbank amounted to EUR 31.6 billion in the first nine months of 2007 compared to EUR 27.2 billion for the same period in 2006. This increase was largely due to new commitments for global loans to promotional institutions of the federal states (Landesförderinstitute) in the amount of EUR 7.5 billion for the first nine months of 2007 compared to EUR 3.6 billion for the first nine months of 2006. Loans for housing amounted to EUR 11.4 billion for the first nine months of 2007 compared to EUR 12.0 billion for the first nine months of 2006. The higher level of commitments in the first nine months of 2006 was due to special low interest rates for housing loans made available by the Federal Government and KfW in connection with the launch of the promotional initiative “Housing, Environment, Growth” at the beginning of February 2006. The decrease in housing loans in 2007 was offset by an increase in loan commitments under other KfW Förderbank programs (i.e., environmental protection/renewable energy, infrastructure and education) totaling EUR 8.0 billion for the first nine months of 2007 compared to EUR 6.8 billion for the first nine months of 2006. The volume of KfW Förderbank’s securitization transactions in the first nine months of 2007 amounted to EUR 4.6 billion, remaining essentially unchanged when compared to EUR 4.7 billion in the first nine months of 2006.
     Commitments of KfW IPEX-Bank during the first nine months of 2007 amounted to EUR 10.9 billion compared to EUR 10.3 billion for the first nine months of 2006. This increase was largely due to high volume commitments in the ship finance business, as well as, to a lesser extent, new commitments for projects relating to basic material industries, the energy and environment sector, rail and road transport, and the manufacturing industry. EUR 2.4 billion of total new commitments related to KfW IPEX-Bank’s domestic business and EUR 8.5 billion to commitments outside Germany. As in previous years, financing commitments outside Germany were concentrated in Europe (39% of total new commitments), followed by North and Latin America (together, 22%), Asia (15%) and Africa (2%).
     The volume of commitments under the programs of KfW Entwicklungsbank remained unchanged at EUR 1.3 billion in the first nine months of 2007 compared to the first nine months of 2006.
Sources of Funds
     The volume of funding raised in the capital markets for the first nine months of 2007 was EUR 52.2 billion (excluding credit-linked certificates of indebtedness in the amount of EUR 0.7 billion), of which 39% was raised in euro and the remainder in 22 other currencies.

As of
September 30, 2007
(EUR in millions)
Capitalization and Indebtedness of KfW Bankengruppe as of September 30, 2007
Short-term indebtedness (1)	87,797

Long-term borrowings (2) from Federal Government	23,601
ERP Special Fund (3)	3,247
Banks	8,090
Other lenders	14,844

Total long-term borrowings	49,782
Bonds (2)	192,385

Total long-term debt	242,167
Equity
Paid-in capital (4)	3,300
Reserves (5)	11,969
Fund for general bank risks	2,800

Total equity	18,069
Total capitalization	348,033

(1)	With a remaining term of one year or less.

(2)	With remaining terms of more than one year.

(3)	Subordinated loan.

(4)	KfW’s equity capital, 80% of which is held by the Federal Government and the remaining 20% by the Länder, amounts to EUR 3,750 million. EUR 3,300 million has been paid in pro rata by the Federal Government and the Länder.

(5)	Consists of capital reserves of EUR 6,254 million, of which EUR 4,650 million were transferred as equity capital from the ERP Special Fund with effect from July 1, 2007, retained earnings of EUR 4,921 million and reserves from the ERP Special Fund of EUR 794 million.
     The short-term indebtedness and capitalization of KfW Bankengruppe as of September 30, 2007 are not necessarily indicative of the group’s short-term indebtedness and capitalization as of December 31, 2007.
Other Recent Developments
IKB
     Since announcing their commitment to support IKB, KfW and the participating banking associations have formalized their commitments made in principle by signing written agreements.
     As of September 30, 2007, KfW recorded a partial write-down of its equity interest in IKB to market value. The partial write-down amounted to EUR 188 million.
     The risk provision of EUR 2.5 billion KfW reallocated from its fund for general bank risks as of June 30, 2007 for the risks to which it is exposed as a result of its support for IKB remained unchanged as of September 30, 2007 based on KfW’s risk assessment. In light of recent negative developments in the international financial markets, KfW continues to re-evaluate the risks relating to IKB and appropriate adjustments to the risk provision will be made, if and to the extent required.
     KfW is currently undertaking a comprehensive analysis of all strategic options relating to its 37.8% equity interest in IKB, including consideration of a possible sale of this stake in IKB.

RECENT DEVELOPMENTS
THE FEDERAL REPUBLIC OF GERMANY
     The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.
Gross Domestic Product
Real Gross Domestic Product (GDP)
(adjusted for price, seasonal and calendar effects)

	Percentage change on	Percentage change on the same
Reference period	previous quarter	quarter in previous year
3rd quarter 2006	0.7%	3.2%
4th quarter 2006	1.0%	4.0%
1st quarter 2007	0.5%	3.6%
2nd quarter 2007	0.3%	2.5%
3rd quarter 2007	0.7%	2.5%
     Economic growth in the third quarter of 2007 was based on domestic factors: Capital formation in machinery and equipment and in construction increased compared with the second quarter of 2007. Economic growth in the third quarter of 2007 was also supported by a moderate increase in final consumption expenditure of households and non-profit institutions serving households. Contrary to the second quarter, the balance of exports and imports in the third quarter of 2007 did not contribute to growth, mainly reflecting a marked increase in imports.
Source: Statistisches Bundesamt, First release of data on the economic performance in the 3rd quarter of 2007, Press release, 14 November 2007
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2007/11/PE07__457__811,templateId=renderPrint.psml).
Inflation Rate
Inflation rate
(based on overall consumer price index)

	Percentage change on previous	Percentage change on the
Reference period	month	same month in previous year
October 2006	0.1%	1.1%
November 2006	-0.1%	1.5%
December 2006	0.8%	1.4%
January 2007	-0.2%	1.6%
February 2007	0.4%	1.6%
March 2007	0.3%	1.9%
April 2007	0.4%	1.9%
May 2007	0.2%	1.9%
June 2007	0.1%	1.8%
July 2007	0.4%	1.9%
August 2007	-0.1%	1.9%
September 2007	0.1%	2.4%
October 2007	0.2%	2.4%
     The relatively high year-on-year rate of price increase in October 2007 was strongly influenced by higher prices for mineral oil products, electricity, food and non-alcoholic beverages as well as by the introduction of tuition fees in seven German federal states in 2007. The decline in prices for information processing equipment and consumer electronics, on the other hand, had a dampening effect on the rate of price change.

     The slight monthly price increase in October 2007 compared with September 2007 was due to opposite price developments. While price decreases were recorded, among other things, for mineral-oil products as well as for accommodation services and package holidays, consumer prices for some foods, especially dairy products, increased compared with the previous month.
     Source: Statistisches Bundesamt, Consumer prices in October 2007: +2.4% on October 2006, Press Release, 15 November 2007
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2007/11/PE07__459__611,templateId=renderPrint.psml).
Unemployment Rate
Unemployment rate
(percent of unemployed persons in the total labor force according to the
International Labor Organization (ILO) definition) (1)

Reference period	Original percentages (2)	Seasonally adjusted percentages (3)
September 2006	—	9.6%
October 2006	—	9.4%
November 2006	—	9.2%
December 2006	—	9.0%
January 2007	9.1%	8.8%
February 2007	9.2%	8.7%
March 2007	8.9%	8.6%
April 2007	8.5%	8.5%
May 2007	8.3%	8.5%
June 2007	8.1%	8.4%
July 2007	8.2%	8.3%
August 2007	8.3%	8.3%
September 2007	7.9%	8.1%

(1)	Starting with the press release of the Federal Statistical Office dated October 30, 2007, the Federal Statistical Office’s telephone survey “Labour market in Germany”, which had been in use since January 2005 and was discontinued in April 2007, was replaced by the EU-wide harmonized labour force survey as the source of information for, among other things, the monthly ILO unemployment data. While the overall unemployment level according to the new method is higher, the methodological change has not resulted in significant differences in terms of trends.

(2)	Following the methodological change described in footnote (1), unadjusted results are available solely from January 2007, because the monthly trends in 2005 and 2006 were affected by unusual effects in connection with the introduction of the continuous labour force survey in Germany.

(3)	As the time series available following the methodological change described in footnote (1) is not long enough to permit for seasonal adjustments, the seasonally adjusted results will for some time be estimated using data of the Federal Employment Agency (Bundesagentur für Arbeit) on the seasonally adjusted monthly number of registered unemployed. A time series of sufficient length for direct seasonal adjustment is expected to be available in 2011 at the earliest, because stable monthly data are available only from January 2007 and the time series should span at least four years.
     The number of employed persons increased by approximately 676,000 (+1.7%) in September 2007 as compared to September 2006. At the same time, the number of unemployed persons decreased by 600,000 (-14.7%) in September 2007 as compared with September 2006.
Sources: Statistisches Bundesamt, Hinweise zur ILO-Arbeitsmarktstatistik ab Berichtsmonat September 2007 (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/DE/Content/Statistiken/Arbeitsmarkt/ILOArbeitsmarktstatistik/
Hinweise__ILO,templateId=renderPrint.psml); Statistisches Bundesamt, ILO labour market statistics, Unemployment rates
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/TimeSeries/EconomicIndicators/LabourMarket/
Content100/arb430a,templateId=renderPrint.psml);
Statistisches Bundesamt, ILO labour market statistics, Unemployment rate, Seasonally and calendar adjusted figures (estimation)
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/TimeSeries/EconomicIndicators/LabourMarket/
Content75/arb422a,templateId=renderPrint.psml); Statistisches Bundesamt, 40 million persons in employment in September 2007, Press release, 30 October 2007
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2007/10/PE07__432__132,templateId=renderPrint.psml).

Current Account and Foreign Trade
Current account and foreign trade

	(balance in EUR billion)
Item	January to September 2007	January to September 2006
Foreign trade	+147.7	+113.2
Services	-18.2	-21.0
Factor income (net)	+14.3	+16.0
Current transfers	-24.2	-23.3
Supplementary trade items	-9.1	-13.9

Current account	+110.5	+70.9
Source: Statistisches Bundesamt, German exports in September 2007: +3.3% on September 2006, Press release, 8 November 2007
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2007/11/PE07__444__51,templateId=renderPrint.psml).
Fiscal Maastricht Criteria
     In June 2007, the Ecofin Council adopted the Commission’s recommendation that the excessive deficit procedure against Germany opened in 2003 be terminated. The Ecofin Council considered that Germany’s deficit had been reduced in a credible and sustainable manner and also took into account further projected deficit reductions.
Fiscal Maasticht Criteria
(calculated on the basis of Germany’s October 2007 Excessive Deficit Procedure notification table, in percent of nominal GDP)

Reference Period	General government balance	General government gross debt
2005	-3.4%	67.8%
2006	-1.6%	67.5%
2007	-0.1%	65.1%
     At the end of September 2007, the Minister of Finance submitted the so-called “Maastricht-Notification” to the Commission. According to the notification, the projections for the general budget deficit in 2007 were lowered to 0.1% of GDP compared to 1.2% of GDP reported in the notification submitted to the Commission in spring of 2007. The current projection relating to Germany’s government debt amounts to 65.1% of GDP, which is above the EU’s 60% reference value, but lower than the 66.7% of GDP notified to the Commission in spring of 2007.
Sources: Commission of the European Communities , Recommendation for a Council Decision abrogating Decision 2003/89/EC on the existence of an excessive deficit in Germany, Brussels, 16 May 2007
(http://ec.europa.eu/economy_finance/about/activities/sgp/edp/edp_de_104.12.pdf); Council of the European Union, 2804th Council meeting, Luxembourg, 5 June 2007, Press Release
(http://www.consilium.europa.eu/ueDocs/cms_Data/docs/pressData/en/ecofin/94513.pdf); Bundesministerium der Finanzen, Maastricht-Defizit 2007: -1.2% des BIP, Press release, 30 March 2007
(http://www.bundesfinanzministerium.de/cln_02/nn_82/DE/Aktuelles/Pressemitteilungen/2007/03/20073003__PM034.html); Bundesministerium der Finanzen, 2007 wird ausgeglichener Staatshaushalt fast erreicht, Press Release, 28 September 2007 (http://www.bundesfinanzministerium.de/lang_de/DE/Aktuelles/006.html).

SIGNATURES
     Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant KfW has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

KfW
By:	/s/ Frank Czichowski
	Name:	Dr. Frank Czichowski
	Title:	Senior Vice President and Treasurer

By:	/s/ Jochen Leubner
	Name:	Jochen Leubner
	Title:	Vice President

     Date: November 21, 2007